PRESS RELEASE

FINAL – FOR DISTRIBUTION

Navios Maritime Holdings Inc.Announces
New Long-Term Time Charters for Two Panamaxes — Navios Hyperion and Navios
Orion

Company Also Announces Delivery of the Navios Hyperion to Navios’s Owned Fleet

PIRAEUS, Greece, March 1, 2007 /PRNewswire – FirstCall/ – Navios Maritime Holdings Inc. (‘‘Navios’’) (NYSE: NM, NW WS), a large, global, vertically integrated seaborne shipping company, announced today that it has secured two new favorable time charter contracts.

For the 2004-built panamax Navios Hyperion, a 24-month charter commenced February 26, 2007, at a net rate of $26,268 per day, replacing a charter at a rate of $15,400 per day. For the 2005-built Navios Orion, a 24-month charter commenced March 1, 2007, at net rate of $27,312 per day, replacing a charter at a rate of $21,175.

In a related development, Navios announced that it had taken delivery of the Navios Hyperion into its owned fleet on February 26, 2007. The purchase option price for this vessel was approximately $20.2 million. Navios Hyperion’s current market value is estimated at $50.5 million. This new delivery brings the total owned fleet to 21 vessels (one capesize, nine panamaxes, ten ultra-handymaxes and one product tanker).

‘‘We continue to see a strong rate environment in the drybulk sector as well as demand for our young, high-quality vessels,’’ said Ms. Angeliki Frangou, Chairman and CEO of Navios. ‘‘These charters are at significantly higher rates than the vessels’ previous employment and will support our primary goals of generating stable cash flow and enhancing shareholder value.’’

As a result of these charters, Navios has extended the coverage of its core fleet (excluding vessels acquired through the Kleimar N.V. transaction) to 84% for 2007, 50% for 2008 and 11% for 2009.

Navios currently controls 45 vessels, of which 21 are owned and 24 are chartered-in. Of the 24 chartered-in vessels, 15 are currently operating, and nine are still to be delivered. Navios holds ten purchase options on the 24 chartered-in vessels, six on operating vessels, and four on the vessels still to be delivered. All of these purchase options are for exercise prices below the related vessel’s current market value.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. is a large, global, vertically integrated seaborne shipping company transporting a wide range of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house technical ship management expertise. Navios maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Montevideo, Uruguay as well as the Kleimar office in Antwerp, Belgium.

Navios’s stock is listed on the NYSE where its Common Shares and Warrants trade under the symbols ‘‘NM’’ and ‘‘NM WS’’, respectively.

Risks and uncertainties are described in reports filed by Navios Maritime Holdings Inc. with the United States Securities and Exchange Commission.

Safe Harbor

This press release may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about Navios Maritime Holdings Inc. (Navios). Forward looking statements are statements that are not historical facts. Such forward looking statements, based upon the current beliefs and expectations of Navios’ management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The information set forth herein should be read in light of such risks. Navios does not assume any obligation to update the information contained in this press release.

Public & Investor Relations Contact: Navios Maritime Holding Inc. Investor Relations 212 – 279-8820 investors@navios.com

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